R. Scott Falk, P.C. To Call Writer Directly: (312) 862-2340 scott.falk@kirkland.com	300 North LaSalle Chicago, IL 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

August 14, 2017

VIA EDGAR FILING

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20549

Attention: Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

Re:          Tronox Limited
Preliminary Proxy on Schedule 14A
Filed June 30, 2017
File No. 001-35573

Dear Mr. Ingram:

On behalf of Tronox Limited (“Tronox”), we are writing to respond to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 27, 2017 (the “Comment Letter”), relating to the Preliminary Proxy on Schedule 14A (File No. 001-35573) filed by Tronox on June 30, 2017 (the “Preliminary Proxy”).

Concurrently with this letter, Tronox is filing Amendment No. 1 to the Preliminary Proxy (“Amendment No. 1”), reflecting revisions in response to the Staff’s comments. Amendment No. 1 includes other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a copy of Amendment No. 1 marked against the June 30, 2017 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in Amendment No. 1.

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information below are based upon information provided by Tronox.

Mr. Jay Ingram, Division of Corporation
Finance, U.S. Securities and Exchange
Commission
August 14, 2017

Letter to Shareholders

1.
It appears that the cash consideration is subject to certain adjustments that will be based on working capital, cash on hand and certain non-current liabilities of the TiO2 business of Cristal. Please provide a range of such adjustments and clarify whether adjustments to the cash consideration require a re-solicitation of shareholders.

Response:

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 34, 52 and 53 to include additional information regarding the potential adjustments to be made to the cash consideration. At this time, the magnitude of any such adjustments, which are customary for a transaction of this type and size, is not known. However, Tronox does not expect any such adjustments to be material, and therefore does not expect that a re-solicitation of shareholders will be required.

Interests of Directors and Officers in the Transaction, page 5

2.	Please describe and quantify the interests of each director and officer in this section and in the corresponding section on page 47.

Response:

In response to the Staff’s comment, Amendment No. 1 has been supplemented at pages 6 and 48 of Amendment No. 1 to quantify the aggregate compensation that the executive officers may receive if 100% of the synergy goals are achieved on time. Tronox is not aware of any additional interests of the directors that need to be disclosed.

Comparative Historical and Pro Forma Per Share Data, page 17

3.
Please revise your combined Cristal and Tronox dividend per share calculations as of March 31, 2017 and December 31, 2016 to be consistent with Tronox’s historical dividend per share amounts for those same periods as those amounts are considered factually supportable and consistent with the requirements of Rule 11-02 of Regulation S-X.

Mr. Jay Ingram, Division of Corporation
Finance, U.S. Securities and Exchange
Commission
August 14, 2017

Response:

In response to the Staff’s comment, the dividend per share calculations for Tronox and the combined company have been expanded to the third decimal place on pages 12, 17 and 18 of Amendment No. 1 to match Tronox’s historical presentation of such calculations and used historical shares outstanding in computing pro forma dividends per share on page 17.

Background of the Transaction, page 35

4.	Please disclose “other potential strategic transactions” the Board disclosed and their conclusions.

Response:

In response to the Staff’s comment, Amendment No. 1 has been supplemented on page 35 to include additional information on the “other potential strategic transactions” considered by the Tronox board of directors.

5.	Please disclose the terms of the initial negotiations with Cristal in early 2016 and the nature of the disagreement on valuation which halted negotiations in February 2016 and again in June 2016.

Response:

In response to the Staff’s comment, Amendment No. 1 has been supplemented on page 35 to include additional information on the initial negotiations with Cristal in 2016.

Opinion of Miscellaneous, page 45

6.	Please disclose the aggregate compensation received or to be received as a result of the relationship between Tronox and Credit Suisse. See Item 1015(b)(4) of Regulation M-A.

Response:

In response to the Staff’s comment, Amendment No. 1 has been supplemented on page 45 to include additional information regarding the compensation received or to be received as a result of the relationship between Tronox and Credit Suisse.

Mr. Jay Ingram, Division of Corporation
Finance, U.S. Securities and Exchange
Commission
August 14, 2017

The Transaction Agreement, page 51

7.
Please revise the preamble to this section, and other sections that discuss representations and warranties, to remove an implication that information disclosed in the proxy may not be accurate. Disclosure regarding an agreement’s representations or covenants in a proxy statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005).

Response:

In response to the Staff’s comment, the sections of Amendment No. 1 discussing representations and warranties on page 52 have been revised to remove the implication that information disclosed in the proxy statement may not be accurate.

8.
We note your statement in the second to last paragraph on page 52. Clarify what you mean when you disclose that, [f]or Tronox, the transaction agreement also contains certain representations and warranties with respect to SEC filings since June 15, 2012, the accuracy of such filings, compliance of such filings with applicable federal securities law requirements and compliance with the Sarbanes-Oxley Act of 2002.”

Response:

In response to the Staff’s comment, page 54 of Amendment No. 1 has been updated to clarify the language describing the representations and warranties.

The Shareholders Agreement, page 65; Registration Rights, page 66

9.
Please disclose if you anticipate whether there will be any maximum cash penalties under the registration rights agreement or additional penalties that may result from delays in registering these securities. Refer to ASC 825-20-50-1.

Response:

Tronox respectfully acknowledges the Staff’s comment and supplementally advises the staff that it does not anticipate any cash penalties under the registration rights agreement or any additional penalties that may result from delays in registering the securities.

Mr. Jay Ingram, Division of Corporation
Finance, U.S. Securities and Exchange
Commission
August 14, 2017

Unaudited Pro Forma Condensed Combined Financial Information, page 73

10.
We note that you present two scenarios related to financing the cash portion of the transaction. In regards to your sale of the Alkali Business scenario, please tell us your considerations for whether the sale of the Akali Business would meet the requirements to be classified as held for sale and be presented as discontinued operations as of March 31, 2017 consistent with the guidance in ASC 360-10-45-9 and ASC 205-20-45-1B given your disclosure on page 73 that beginning in March 2017, Tronox began marketing the sale of Alkali business. In that regard, please tell us how you considered such presentation in Tronox’s Form 10-Q for period ended March 31, 2017. To the extent the sale of the Alkali Business would meet the criteria to be presented as discontinued operations, please expand your disclosures to also present pro forma information for December 31, 2015 and December 31, 2014 to reflect such discontinued operations for all fiscal years presented in your filing in accordance with Rule 11-02 of Regulation S-X.

Response:

As of March 31, 2017, we analyzed Tronox’s Alkali business in accordance with ASC 360, in order to conclude on whether these assets should be designated as “held for sale.”  We note that such an assessment is performed based on facts and circumstances that existed at the balance sheet date, irrespective of subsequent events.  Based on the criteria discussed at 360-10-45-9, Tronox’s Alkali business did not meet all six criteria which are required to present an asset or asset group as held for sale.  The specific criteria not achieved and descriptions of the rationale for not meeting these criteria are as follows:

•	ASC 360-10-45-9(a) states: “Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).”

During meetings of the Tronox board of directors held on February 14, 2017 and February 20, 2017, the Tronox board of directors did not approve the divestiture of the Alkali business since there were various options available to fund the acquisition of Cristal’s TiO2 business approved at the February 20, 2017 meeting.  It was agreed that the Tronox board of directors would review a potential sale or financing options for the acquisition of Cristal’s TiO2 business at a future date.  The Tronox board of directors held meetings on June 27, 2017 and July 25, 2017 to review all options.  The different options to be evaluated by the Tronox board of directors included a sale of the Alkali business, sale of non-core assets, debt financing, equity financing and cash on hand.  As of March 31, 2017, Tronox management did not yet make a recommendation, nor did the Tronox board of directors approve the sale of the Alkali business or decide on any of the aforementioned financing options.  The Tronox board of directors was evaluating options to fund the acquisition of Cristal’s TiO2 business through either the proposed purchase prices of the Alkali business and other non-core assets, and various debt and equity options.  The Tronox board of directors did not conclude this assessment nor did it approve the sale of the Alkali business until its meeting held on August 2, 2017. Therefore, as of March 31, 2017, Tronox management did not have the authority to commit to a plan to sell the assets of the Alkali business.

Mr. Jay Ingram, Division of Corporation
Finance, U.S. Securities and Exchange
Commission
August 14, 2017

•
ASC 360-10-45-9(d) states: “The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by ASC 360-10-45-11.”

As of March 31, 2017, it was not probable that Tronox’s Alkali business would be sold given the following facts and circumstances:

o	Tronox management and the Tronox board of directors view the Alkali business as a valuable asset that generates significant and consistent cash earnings.

o
There were a number of different options, or combination of options that Tronox management and the Tronox board of directors was evaluating to finance the acquisition of Cristal’s TiO2 business, as stated above.

o
Initial indications of interest with respect to the potential sale of Tronox’s Alkali business were not received until May 12, 2017.  Subsequent to initial bids, potential buyers were asked to provide interim, revised bids on June 9, 2017.

o	Final indications of interest with respect to the sale of Tronox’s Alkali business were not received until July 21, 2017.

o
Prior to announcing the acquisition of Cristal’s TiO2 business, Tronox’s lead external financial advisors informed Tronox management that the entire cash purchase price for the acquisition of Cristal’s TiO2 business could be financed in the current debt markets.  On the February 21, 2017 announcement date for the Cristal TiO2 business acquisition, the sale of the Alkali business was discussed as a possible alternative Tronox was considering in light of Tronox’s current leverage, among other alternatives under consideration as described above.

o
Since announcing Tronox’s proposed acquisition of Cristal’s TiO2 business in the first quarter of 2017, Tronox had received other preliminary proposals from major commercial banks offering to fund the entire cash purchase price for the acquisition of Cristal’s TiO2 business with new debt.

o	Tronox intended to explore each of the proposals received so that it could present the various options to the Tronox board of directors.

o
The Tronox board of directors was evaluating options to fund the acquisition of Cristal’s TiO2 business through either the proposed purchase prices of the Alkali business and other non-core assets, and various debt and equity options.  As noted, the Tronox board of directors did not conclude this assessment nor did it make a decision to sell the Alkali business until August 2, 2017.

Mr. Jay Ingram, Division of Corporation
Finance, U.S. Securities and Exchange
Commission
August 14, 2017

•	ASC 360-10-45-9(f) states: “Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn [ASC 360-10-45-9].”

•	Please see responses to ASC 360-10-45-9(a) and (d) above.

As of June 30, 2017, the same three required criteria noted above were not met that would result in “held for sale” presentation under ASC 360.  Tronox reached this conclusion as the facts and circumstances noted as of March 31, 2017 were still applicable as of June 30, 2017.  As of June 30, 2017, there were five companies that were actively involved in the bidding process for Tronox’s Alkali business, and final bids were not submitted until July 21, 2017. The Tronox board of directors held a meeting on July 25, 2017 to evaluate and further discuss options noted around financings and bids received to date. During the meeting, all options noted above were still available.  Two major banks presented full and partial financing options for the cash purchase price for the acquisition of Cristal’s TiO2 business. The Tronox board of directors did not approve at that time any bid or other financing source for the acquisition of Cristal’s TiO2 business. “Best and final” bids for Tronox’s Alkali business were received on July 31, 2017.

Because Tronox’s Alkali business did not meet the assets held for sale criteria at March 31, 2017 or June 30, 2017, it would not be presented as a discontinued operation.

On August 2, 2017, after assessing financing options and the final bids received for Tronox’s Alkali business, the Tronox board of directors met and approved the sale of the Alkali business to Genesis Energy, L.P. for the purchase price of $1.325 billion. Based on that approval, all six criteria under ASC 360 were achieved as of that date and the assets and liabilities of the Alkali business will be presented as “held for sale” as of September 30, 2017 (third quarter 2017).  Furthermore, per the requirements under ASC 205-20-45-1B(a), we anticipate reporting Tronox’s Alkali business as discontinued operations in the financial statements for the period ended September 30, 2017 and for all comparative periods presented.  The sale of the Alkali business will have a major effect on Tronox’s operations as the Alkali business represents nearly 40% of total revenue. The sale also represents a strategic shift as Tronox exits the soda ash business and focuses on the TiO2 industry and its expected acquisition of Cristal’s TiO2 business.

Mr. Jay Ingram, Division of Corporation
Finance, U.S. Securities and Exchange
Commission
August 14, 2017

11.
Please tell us what consideration you have given to including adjustments for direct, incremental transaction costs related to the business combination which have not yet reflected in historical financial statements in your pro forma balance sheet given that they would be considered non-recurring and directly related to the transaction. See Article 11-02(b)(6) of Regulation S-X.

Response:

In response to the Staff’s comment, the pro forma balance sheet on page 76 of Amendment No. 1 has been updated to include the transaction costs directly attributable to the acquisition of Cristal’s TiO2 business that are not yet reflected in the historical financial statements.  In addition, Note 6(e) to the pro forma balance sheet has been added on page 88 of Amendment No. 1 to provide additional disclosure on the transaction costs.

12.
We note that in your presentation of the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016, Tronox recognized an income tax benefit of approximately $115 million which materially impacted Tronox’s results from operations given that Tronox recognized a loss before income taxes of $173 million for the year. In Tronox’s Form 10-K for the year ended December 31, 2016 and incorporated by reference in this Schedule 14A, your disclosures indicate that the significant income tax benefit appears to be predominantly driven by a corporate reorganization effort during the fourth quarter of 2016 that resulted in a benefit of $137 million during the quarter. Given that the benefit appears to be a material non-recurring item, please expand your pro forma disclosures to highlight the non-recurring nature of the item and the facts and circumstances that led to the occurrence of that item consistent with Rule 11-02(c)(4) of Regulation S-X. Please also ensure that the impact of the item on Tronox’s historical results is adequately highlighted in all other instances that Tronox’s historical results are presented. For example please ensure that the information presented in the Selected Consolidated Historical Financial Data of Tronox on page 12 and the historical per share data for Tronox on page 17 clearly disclose the nature of the item and its related impacts on the results of operations and net loss per share for Tronox as of December 31, 2016.

Response:

(a)
The Selected Historical Financial Data of Tronox on page 12 and the of Amendment No. 1 has been updated to separately disclose the tax impact of the corporate reorganization for the year ended December 31, 2016.

Mr. Jay Ingram, Division of Corporation
Finance, U.S. Securities and Exchange
Commission
August 14, 2017

(b)	The Net loss per share included within the Tronox Historical Per Share Data at page 17 was updated to disclose the impact of the corporate reorganization in the fourth quarter of 2016.

(c)
Note 10 (Material Non-recurring Item) to the Notes to Unaudited Pro Forma Condensed Combined Financial Information was added on page 89 of Amendment No. 1 to describe the tax impact related to the corporate reorganization.

Liquidity and Capital Resources, page 95

13.
Please update your disclosures to include the contractual obligations table per Item 303(a)(5) of Regulation S-K or tell us why you don’t believe it is required. Furthermore, revise your disclosures to include a footnote to your table of contractual obligations which summarizes the new indebtedness to be entered into in connection with this transaction once known.

Response:

In response to the Staff’s comment, Amendment No. 1 has been supplemented on page 97 to include the table of contractual obligations per Item 303(a)(5) of Regulation S-K.

Independent Auditor’s Report, page F-2

14.
We note BDO has audited the U.S. GAAP reconciliation appearing in Note 37 as it relates to shareholders’ equity at December 31, 2015 and net income and cash flows for the year then ended, and that the firm was not engaged to audit or apply any procedures to the 2015 consolidated financial statements taken as a whole. Please inquire of BDO and file a revised report that includes an expression of opinion on that reconciliation for 2015.

Response:

In response to the Staff’s comment, the scope of audit paragraph of the BDO audit opinion on page F-2 of Amendment No. 1 was modified to more clearly indicate that the U.S. GAAP reconciliation for 2015 that appears in Note 37 to the audited financial statements is included within the scope of the opinion.

Consolidated Statement of Cash Flows, page F-10

15.
We note that you present in your consolidated statement of cash flows an adjustment for foreign currency translation, exchange of foreign currency and foreign currency translation adjustments and other reserves movement within your operating activities, investing activities and as an adjustment to cash and cash equivalents at the beginning of the year respectively. In order to better understand the Company’s accounting please explain to us what each of the adjustments relate to given that they all are seemingly impacted by changes in foreign currency; however your footnote disclosures are not clear as to what each represent. Please also tell us whether further US GAAP reconciliations may be needed to better understand any differences in presentation requirements between KSA GAAP and US GAAP. If that is the case, please expand your footnote 37 disclosures to clarify that this is the case. Please also consider enhancing your reconciliation presentation between KSA GAAP and US GAAP for each of the operating, investing and financing sections of the consolidated statement of cash flows so that readers can better understand the impact of the aggregate adjustments.

Mr. Jay Ingram, Division of Corporation
Finance, U.S. Securities and Exchange
Commission
August 14, 2017

Response:

In response to the Staff’s comment, Note 37(j) to the audited financial statements for three years ended 31 December 2016 on page F-49 of Amendment No. 1 has been updated to include tables identifying the reconciling items between cash flows prepared under KSA GAAP and US GAAP for 2016 and 2015. The tables include references to discussion of the cash flow reconciling items, including the reconciling item related to the presentation of foreign currency translation in the statement of cash flows. KSA GAAP permits disclosure of foreign currency translation within each of the cash flow categories, whereas US GAAP requires the presentation of foreign currency translation in a single line outside of operating, investing and financing activities.

In connection with updated disclosure for the foreign currency translation reconciling item noted above, the cash flow disclosure of reconciling items on page F-49 of Amendment No. 1 was further expanded to include additional differences not previously discussed within Note 37(j) to the Cristal financial statements.

***

Mr. Jay Ingram, Division of Corporation
Finance, U.S. Securities and Exchange
Commission
August 14, 2017

Prior to or contemporaneous with a request to accelerate the effective date of the pending Preliminary Proxy, Tronox will provide a written statement acknowledging that:

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Preliminary Proxy effective, does not relieve Tronox from its full responsibility for the adequacy and accuracy of the disclosure in the Preliminary Proxy; and

•	Tronox may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please call me at (312) 862-2340 should you wish to discuss the matters addressed above or other issues relating to Amendment No. 1. Thank you for your attention to this matter.

Very truly yours,

/s/ R. Scott Falk

cc:
Peter Johnston
Tronox Limited